UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of July 2004

FIAT S.p.A.

Via Nizza 250
Torino, Italy 10126

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by
furnishing the information contained in the form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes [ ] No [X]

TABLE OF CONTENTS

MIDAS SOLD TO THE NORAUTO GROUP

SIGNATURES

MIDAS SOLD TO THE NORAUTO GROUP

Magneti Marelli (Fiat Group) has reached an agreement for the sale of its Midas business in Europe and South America.

The sale of the entire business was concluded at a value Euro 47.5m posting a positive gain of Euro 24m for the Fiat Group.

The Midas rapid-fit car service network comprises 607 outlets in Europe (France, Spain, Belgium, Italy, Austria, Switzerland, Poland and Portugal), 9 in Brazil and 4 in Morocco.

The Norauto Group boasts a network of 351 rapid-fit car service outlets in France, Spain, Belgium, Italy, Poland, Portugal and Argentina. The Group trades under the Norauto, Maxauto, Auto5 and Carter Cash brands.

Turin, July 29, 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 30, 2004

FIAT S.p.A.

	BY:	/s/ Mario Rosario Maglione Mario Rosario Maglione Power of Attorney